

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Kristen Fortney, Ph.D.
Chief Executive Officer
BioAge Labs, Inc.
1445A South 50th Street
Richmond, California 94804

Re: BioAge Labs, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Exhibit Nos. 10.7 and 10.8
Filed September 25, 2024
File No. 333-281901

Dear Kristen Fortney, Ph.D.:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences